FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

November, 2003

Huaneng Power International, Inc. West Wing, Building C, Tianyin Mansion No. 2C Fuxingmennan Street Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on acquisition of interests and assets of three power plants approved by government made on October 30, 2003, in English by Huaneng Power International Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Wang Xiaosong

Name:	Wang Xiaosong
Title:	Vice Chairman

Date:	November 4, 2003

To: Business Editor [For Immediate Release]

HUANENG POWER INTERNATIONAL, INC. Acquisitions of Interests and Assets of Three Power Plants Approved by Government

(Beijing, China, October 30, 2003) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that it has obtained approval from the State-owned Assets Supervision and Administration Commission of the State Council on September 30, 2003 on a transfer agreement signed between the Company and China Huaneng Group Corporation (the “Huaneng Group”) on June 5, 2003. The Company has paid the consideration of the relevant acquisitions in full to the Huaneng Group in accordance with the transfer agreement. All prerequisites of the transfer agreement have been satisfied and so the acquisitions have been completed.

Pursuant to the aforesaid transfer agreement, the Company agreed to acquire from the Huaneng Group for a consideration of RMB 550 million: (i) 55% equity interests of the registered capital of Henan Qinbei Power Plant; (ii) 60% equity interests of the registered capital of Shanxi Yushe Power Plant; and (iii) the entire assets and liabilities of Shandong Xindian Power Plant. Net installed capacity (on an equity basis) owned by the Company increases by 770MW, total generation capacity (on an equity basis) increases from 15,166MW to 15,936MW, and net installed capacity (on an equity basis) under construction of the Company increases by 1,020MW.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,936MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, it is one of the largest independent power producers in China.

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For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866 Fax: (8610) 6649 1860 Email: ir@hpi.com.cn	Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited Tel: (852) 2520 2201 Fax: (852) 2520 2241